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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[  ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
[  ] Form 3 Holdings Reported
[  ] Form 4 Transactions Reported
================================================================================
1. Name and Address of Reporting Person

      Koch, C. James
--------------------------------------------------------------------------------
   (Last)               (First)                 (Middle)

     c/o Boston Beer Company, Inc., 75 Arlington Street
--------------------------------------------------------------------------------
                                    (Street)

      Boston, Massachusetts   02116
--------------------------------------------------------------------------------
   (City)               (State)                 (Zip)


================================================================================
2. Issuer Name and Ticker or Trading Symbol


      The Boston Beer Company, Inc.
================================================================================
3. IRS or Social Security Number of Reporting Person (Voluntary)


================================================================================
4. Statement for Month/Year

      December 2000
================================================================================
5. If Amendment, Date of Original (Month/Year)


================================================================================
6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [X  ]   Director                             [ X ]   10% Owner
   [X  ]   Officer (give title below)           [   ]   Other (specify below)


        President and CEO
      --------------------------------------------------------------------

================================================================================
7. Individual or Joint/Group Reporting
   (Check Applicable LIne)

   [X  ]   Form Filed by One Reporting Person
   [   ]   Form Filed by More than One Reporting Person

================================================================================

           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

Class A Common Stock                   1/01/00        C               561         A     4.74538    868,738       D
------------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock                   1/01/01        C               448         A     5.0625     868,738       D

------------------------------------------------------------------------------------------------------------------------------------


====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
Restricted Stock                                             Cur               Class A
Purchase (Note 1)   4.74538  l/l/94   A         2,807        rently   12/31/07 Common     2,807   4.7438   1,683     D
------------------------------------------------------------------------------------------------------------------------------------
Stock Option (Right                                          Cur-              Class A
to Buy)             0.01     12/31/94 A         2,927        rently   12/31/04 Common     2,927   0.01     2,927     D
------------------------------------------------------------------------------------------------------------------------------------
Restricted Stock                                             Cur-              Class A
Purchase (Note 1)   5.0625   1/1/99   A         2,237        rently   12/31/08 Common     2,237   5.0625   1,790     D
------------------------------------------------------------------------------------------------------------------------------------
Stock Option (Right                                                            Class A
to Buy)             8.4375   1/1/99   A         3,000        1/1/00   2/28/04  Common     3,000   8.4375   3,000     D
------------------------------------------------------------------------------------------------------------------------------------
Stock Option (Right                                                            Class A
to Buy)             11.2219  1/1/99   A         3,750        Note 2   12/31/08 Common     3,750   11.2219  3,750     D
------------------------------------------------------------------------------------------------------------------------------------
Stock Option (Right                                                            Class A
to Buy)             14.0906  1/1/99   A         3,750        Note 3   12/31/08 Common     3,750   14.0906  3,750     D
------------------------------------------------------------------------------------------------------------------------------------
Stock Option (Right                                                            Class A
to Buy)             16.875   1/1/99   A         4,500        Note 4   12/31/08 Common     4,500   16.875   4,500     D

====================================================================================================================================
Stock Option (Right                                                            Class A
to Buy)             7.15625  1/1/00   A         6,000       Note 5    Note 7   Common     6,000   7.15625  6,000     D
====================================================================================================================================
Stock Option (Right                                                            Class A
to Buy)             9.5178   1/1/00   A         7,500       Note 6   Note 7    Common     7,500   9.5178   7,500     D
===================================================================================================================================
Stock Option (Right                                                            Class A
to Buy)             11.9509  1/1/00   A         7,500       Note 8   Note 7    Common     7,500   11.9509  7,500     D
===================================================================================================================================
Stock Option (Right                                                            Class A
to Buy)             14.3125  1/1/00   A         9,000       Note 9   Note 7    Common     9,000   14.3125  7,500     D

===================================================================================================================================
Restricted Stock                                                               Class A
Purchase (Note 1)    4.2938  1/1/00   A          4,307      Current   12/31/09 Common     4,307   14.2938  4,307     D
===================================================================================================================================

Explanation of Responses:
Note 1:  Restricted stock purchase purchase to the Investment Share
         Program under the issuer's Employee Equity Incentive Plan.
Note 2: Of these 3,750 option shares, 3,000 vest as of 1/1/01 and 750 vest as of 1/1/02
Note 3: Of these 3,750 option shares, 2,250 vest as of 1/1/02; 1,500 vest as of 1/1/03
Note 4: Of these 4,500 option shares, 1,500 of these shares vest as of 1/1/03; 3,000 of these shares vest as of 1/1/04.
Note 5:  All of these 6,000 option shares vest as of 1/1/01.
Note 6: Of these 7,500 option shares, 6,000 vest as of 1/1/02; 1,500 vest as of 1/1/03.
Note 7: These options will expire 13 days after the filing of the Form 10k for the 2004 fiscal year
Note 8: Of these 7,500 option shares, 4,500 vest af of 1/1/03; 3,000 will vest as of 1/1/04
Note 9: Of these 9,000 shares, 2,970 vest as of 1/1/04; 6,030 vest as of 1/1/05



/s/  C. James Koch                                       February 14, 2001
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.